Exhibit 99.1

Change in Results of Operations

As shown in Gafisa S.A.’s (the “Company”) financial statements as filed with the Brazilian securities commission, a free translation of which was furnished to the U.S. Securities and Exchange Commission on Current Report on Form 6-K on April 20, 2012, the Company recorded net revenues of R$2.9 billion in the year ended December 31, 2011, a 14% decrease from the year ended December 31, 2010.  In the year ended December 31, 2011, the Company recorded a loss of R$945 million compared to restated net income of R$265 million in the year ended December 31, 2010.

The decrease in results reflected a series of actions the Company took in 2011 to restructure and refocus its operations, including scaling back its business in the low-income segment under the Tenda brand, the dissolution of contracts with potential homeowners who no longer qualified for bank mortgages, and a reduced geographic focus.  The loss recorded in 2011 was primarily due to cost adjustments totaling R$889.5 million (31% of which were attributable to the Gafisa segment and 69% of which were attributable to the Tenda segment).  The Company recorded cost adjustments attributable to 2010 related primarily to budget overruns in the construction process that led to a restated net income of R$265 million, compared to a previously reported R$416 million.